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December 6, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:
Amanda Ravitz
Re:
ENDRA Life Sciences Inc.
Registration Statement on Form S-1
Filed November 21, 2016
File No. 333-214724

Dear Ms. Ravitz:
On behalf of ENDRA Life Sciences Inc. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated December 5, 2016 with respect to the Company’s registration statement on Form S-1 (File No. 333-214724) (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is filing by EDGAR an amendment to the Registration Statement (the “Registration Statement Amendment”) relating to the contemplated registration and offering of shares of the Company’s common stock and warrants to purchase shares of the Company’s common stock described in the Registration Statement and responding to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.
1.
We note your response to prior comment 1 and your disclosure on page 3 implying that you will not require clinical data to obtain your CE mark. It appears, however, that you will need such data to support FDA clearances and that you intend to obtain such data for clinical reasons. In light of this disclosure, please tell us how you can support the functional claims you have included in the bullets on page 2 and include your data supporting those claims. Further, clarify that any such claims are not supported by data that you have gathered in pursuit of obtaining regulatory approvals or subject to regulatory oversight and guidance.
Additional disclosure responding to this comment has been added on pages 2, 38 and 49 of the Registration Statement Amendment.
2.
We note your revised disclosure in response to our prior comment number 4. Please tell us what consideration you have given to added risk factor disclosure about Mr. Well’s availability to act as your CFO, in light of his current roles as CEO of another company and CFO of 2 other public companies. Please also provide us your analysis as to how you have satisfied your disclosure requirement under Item 404 of Regulation S-K with respect to the amounts paid to Mr. Wells. In this regard, we note your disclosure in footnote 4 to the table on page 66 and in second paragraph on page F-15.

U.S. Securities and Exchange Commission
December 6, 2016

As noted on page 61 under the caption “Employees,” after the closing of the offering the Company intends to hire a full-time Chief Financial Officer. Accordingly, the Company does not believe any additional risk factor disclosure is required regarding Mr. Wells’ availability to act as Chief Financial Officer. Additional disclosure responding to the portion of the comment addressing disclosure required under Item 404 of Regulation S-K has been added on page 72 of the Registration Statement.
We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.
Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:
Francois Michelon, Chief Executive Officer
Michael Thornton, Chief Technology Officer
David Wells, Chief Financial Officer (Interim)